December 19, 2008

By facsimile to (703) 813-6968 and filing
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Jennifer R. Hardy
Legal Branch Chief
Edward M. Kelly
Senior Counsel

Re:	Aduromed Industries, Inc.
Registration Statement on Form S-1
Filed September 26, 2008
File No. 333-153681

Ladies and Gentlemen:

We hereby request acceleration of the above-referenced Registration Statement’s effectiveness to 10:00 a.m. Eastern Standard Time on December 23, 2008.  We are aware of our obligations under the Securities Act of 1933.  We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing.

•
We may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Aduromed Industries, Inc.

By	/s/ Kevin T. Dunphy
Kevin T. Dunphy
Treasurer and Chief Financial Officer